Second Quarter 2018 Earnings Presentation The Bank of N.T. Butterfield & Son Limited July 25, 2018

Forward-Looking Statements Forward-Looking Statements: Certain of the statements made in this presentation are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Bank to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions, the successful integration of acquisitions, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward-looking statements. All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from the Bank, or from the SEC, including through the SEC’s website at http:// www.sec.gov. We have no obligation and do not undertake to review, update, revise or correct any of the forward-looking statements included herein, whether as a result of new information, future events or other developments. About Non-GAAP Financial Measures: This presentation contains non-GAAP financial measures including “core” net income and other financial measures presented on a “core” basis.  We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations.  As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. Reconciliations of these non-GAAP measures to corresponding GAAP financial measures are provided in the Appendix of this presentation. 2 All information in $millions and as of December 31, 2017 unless otherwise indicated . Conversion rate: 1 BMD$ = 1 US$.

Second Quarter 2018 Earnings Presentation Presenters Agenda Butterfield Overview Michael Collins • Overview • Leading Bank in Attractive Markets Chairman and Chief Executive Officer • Financials • Strong Capital Generation and Return Michael Schrum • Summary • Efficient, Conservative Balance Sheet Chief Financial Officer • Q&A Dan Frumkin • Visible Earnings Chief Operating Officer Ten International Locations Awards 3 3

Second Quarter 2018 Highlights Core Net Income** • Net income of $49.7 million, or $0.89 per share (In US$ millions) • Core Net Income** of $51.7 million, or $0.93 per share • Return on average common equity of 23.9%; core return on $51.7 average tangible common equity** of 27.6% $45.0 $40.7 $42.2 • Net Interest Margin of 3.20%, cost of deposits of 0.14% $37.5 • Global Trust Solutions acquisition from Deutsche Bank closed and fully integrated • On-track with Deutsche Bank's banking and custody business in the Cayman Islands and Channel Islands Q2 Q3 Q4 Q1 Q2 • Common share dividend of $0.38 per share 2017 2018 Core Return on Average Tangible Common Equity** (In US$ millions) vs. Q1 2018 vs. Q2 2017 27.6% Q2 2018 $ % $ % 24.3% Net Interest Income $ 87.4 $ 7.5 3.9% $ 15.9 14.2% 22.2% 22.3% 21.6% Non-Interest Income 41.9 2.2 (1.2)% 3.2 5.4 % Prov. for Credit Losses 0.5 (1.4) (228.8)% 1.0 (315.3)% Non-Interest Expenses* (78.6) (0.8) (2.2)% (3.0) (4.8)% Other Gains (Losses) (1.6) (1.9) (11.6)% (3.6) 181.3 % Net Income $ 49.7 $ 5.5 12.5% $ 13.6 37.9 % Non-Core Items** 2.0 1.2 (128.6)% 0.6 (104.5)% Q2 Q3 Q4 Q1 Q2 Core Net Income** $ 51.7 $ 6.7 14.8% $ 14.2 37.9% 2017 2018 * Includes income taxes ** See the Appendix for a reconciliation of the non-GAAP measure 4

Financials

Income Statement Net Interest Income Net Interest Margin & Yields Net Interest Income before Provision for Credit Losses - Trend (In US$ millions) Q2 2018 vs. Q1 2018 (In US$ millions) Avg. Balance Yield Avg. Balance Yield $87.4 Cash, S/T Inv. & Repos $ 2,348.0 1.36% $ 174.2 0.42% Investments 4,665.5 2.67% 90.9 0.13% $79.9 Loans (net) 3,957.6 5.44% 96.5 0.13% Interest Earning Assets 10,971.1 3.39% 361.6 $71.5 Total Liabilities 10,510.2 (0.20)% 357.6 (0.03)% Q2 Q3 Q4 Q1 Q2 Net Interest Margin 3.20% 0.15% 2017 2018 • Net interest income rose 9.4% in the second quarter of 2018 compared to the prior quarter • Net interest margin increased 15 bps from the previous quarter and 54 bps from the second quarter of 2017 • Yields on investments improved to 2.67% from 2.54% in the previous quarter and 2.20% in the second quarter of 2017 • Average investment balances increased to $4.7 billion as investable assets were deployed in May 2018 • Loan yields grew by 13 bps compared to the prior quarter due to the U.S. Fed rate increase and growth in loan volume 6

Income Statement Non-Interest Income Non-Interest Income Trend (In US$ millions) (In US$ millions) $41.9 $39.8 Q2 2018 vs. Q1 2018 $38.7 Asset management $ 6.2 $ (0.2) Banking 10.8 (0.1) FX Revenue 8.3 0.1 Trust 13.2 2.4 Custody and Other 2.4 0.2 Other 1.1 (0.2) Q2 Q3 Q4 Q1 Q2 Total Non-Interest Income $ 41.9 $ 2.2 2017 2018 • Diversified non-interest income remains stable and capital efficient revenue • Banking and FX Revenue growth were relatively flat compared to the prior quarter • Trust income increased $2.4 million or 22.2% due primarily to the on-boarding of the recently closed acquisition • Fee income ratio of 32.4% remains favorable compared to peer average* * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. 7

Income Statement Non-Interest Expenses Non-Interest Expense Trend Core Non-Interest Expenses* vs. Q1 2018 (In US$ millions) (In US$ millions) Q2 2018 $ % Salaries & Benefits** $ 40.9 $ 3.9 0.3% $77.4 $78.2 Technology & Comm. 14.9 0.3 (1.5)% $75.3 Property 5.3 0.2 (3.8)% 66.1% Professional & O/S Services 4.7 (3.4) (1.8)% 62.3% Indirect Taxes 5.0 — 2.2% 59.0% Intangible Amortization 1.3 0.3 (9.1)% Marketing 1.4 0.5 (62.5)% Q2 Q3 Q4 Q1 Q2 Other 4.1 0.2 (12.5)% 2017 2018 Total Core Non-Interest Expenses* $ 77.6 $ 2.0 2.6 % Non-Interest Expenses Core Efficiency Ratio Non-Core Expenses* 0.6 (1.2) (42.4)% Non-Interest Expenses $ 78.2 $ 0.8 1.1% • Core cost / income ratio of 59.0% improved to better than long-term target of 60% level • Core non-interest expenses were up compared to the prior quarter due to the addition of new staffing from the acquired trust businesses in the second quarter of 2018 • Expense levels were tempered by lower Sarbanes-Oxley program costs as expected • Non-core expenses of $0.6 million include primarily $0.4 million from professional due diligence service expenses associated with recent acquisitions * See the Appendix for a reconciliation of the non-GAAP measure. ** Includes Non-Service Employee Benefits Expense 8

Capital Requirements and Return Regulatory Capital (Basel III) - Leverage Capital Total Capital Ratio 8.9% 22.3% 8.4% 0.5% 1.3% 8.4% 7.1% 15.5% 14.1% Butterfield - Current US Peer Median * Butterfield Current BMA 2018 Required US Peer Average * TCE/TA TCE/TA Ex Cash • Successful issuance of $75 million registered Tier 2 qualifying sub-debt, replacing maturities • Active capital management remains a focus and contemplates possibility of future acquisitions • Leverage capital improved sequentially and remains below peers • No buyback activity in the second quarter of 2018 • Board approved quarterly cash dividend of $0.38 per common share 9 * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks.

Balance Sheet Total Assets (In US$ millions) Q2 2018 Q4 2017 (In US$ billions) Cash & Equivalents $ 1,756 $ 1,535 $10.7 $11.0 $11.0 S/T Inv. & Reverse Repos 167 429 Loans (net) 3,986 3,777 Investments 4,727 4,706 Other Assets 367 332 $4.6 $4.5 $4.7 Total Assets $ 11,002 $ 10,779 $3.6 $4.0 $4.0 Int. Bearing Deposits $ 7,562 $ 7,056 Non-Int. Bearing Deposits 2,156 2,480 Q2 Q3 Q4 Q1 Q2 Other Liabilities 436 420 2018 Shareholders Equity 849 823 2017 Total Liab. & Equity $ 11,002 $ 10,779 Total assets Investments Loans Total Deposits (In US$ billions) $9.5 $9.8 $9.7 • Loan balances increased due to residential loan origination in the Channel Islands and the UK, as well as small $7.1 $7.5 $7.6 increases in government and commercial lending in 0.14% 0.11% 0.12% Bermuda • Cash balances and short term investment remained within $2.3 $2.2 $2.2 target levels Q2 Q3 Q4 Q1 Q2 • Cost of deposits increased by modest 2bps to 0.14% 2017 2018 Total deposits Non-interest bearing Interest bearing Cost of deposits 10

Asset Quality Loan Distribution Non-Accrual Loans (In US$ millions) Gov’t: 5.1% $54.2 Other Comm’l: 12.9% $44.0 $4.0 billion Res Mtg: 62.8% $42.4 Comm’l R/E: 14.7% Consumer: 4.5% Q2 Q3 Q4 Q1 Q2 2017 2018 Investment Portfolio Rating Distribution Net Charge-Off Ratio 0.10% BBB: 0.5% 0.08% A: 1.8% AA: 1.2% 0.06% 0.04% $4.7 billion 0.02% 0.02% 0.02% 0.01% AAA: 96.5% 0.00% Q2 Q3 Q4 Q1 Q2 2017 2018 11

Interest Rate Sensitivity Average Balance - Balance Sheet Interest Rate Sensitivity Average Balances (US$Mil) 10.5% 5.2% 4.8% Q2 2018 vs. Q1 2018 Duration vs. Q1 2018 2.8% Cash 2,227.2 260.7 N/A N/A S/T Invest. 120.9 (86.4) 0.4 0.3 (4.2)% AFS 2,921.9 (199.6) 3.2 0.4 (10.6)% HTM 1,742.4 290.4 6.1 — -100bps +100bps +200bps Total 7,012.4 265.1 NTB US Peer Median * • The Bank remains more sensitive to increases in interest rates relative to its US peers* • Average deposit balances were elevated during the quarter • Improving rate environment continues to benefit asset sensitive positioning * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. 12

Appendix

Appendix

Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)	2018		2017				2016		
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Assets									
Cash & Equivalents	$ 1,756	$ 1,846	$ 1,535	$ 1,546	$ 1,720	$ 1,867	$ 2,102	$ 1,485	$ 2,655
Reverse Repos	89	198	179	210	184	63	149	186	—
S/T Investments	79	100	250	208	294	542	520	995	436
Investments	4,727	4,512	4,706	4,613	4,558	4,549	4,400	4,114	3,870
Loans, Net	3,986	3,957	3,777	3,664	3,588	3,573	3,570	3,836	3,904
Other Assets	367	376	332	338	335	350	363	363	422
Total Assets	$ 11,002	$ 10,988	$ 10,779	$ 10,578	$ 10,679	$ 10,944	$ 11,104	$ 10,979	$ 11,287
Liabilities and Equity									
Total Deposits	$ 9,718	$ 9,754	$ 9,536	$ 9,407	$ 9,479	$ 9,849	$ 10,034	$ 9,667	$ 10,091
Long-Term Debt	143	117	117	117	117	117	117	117	117
Other Liabilities	293	293	303	252	313	236	242	230	263
Total Liabilities	$ 10,154	$ 10,164	$ 9,956	$ 9,776	$ 9,909	$ 10,203	$ 10,393	$ 10,014	$ 10,471
Common Equity	$ 849	$ 824	$ 823	$ 802	$ 770	$ 741	$ 711	$ 782	$ 633
Preferred Equity	—	—	—	—	—	—	—	183	183
Total Equity	$ 849	$ 824	$ 823	$ 802	$ 770	$ 741	$ 711	$ 965	$ 816
Total Liabilities and Equity	$ 11,002	$ 10,988	$ 10,779	$ 10,578	$ 10,679	$ 10,944	$ 11,104	$ 10,979	$ 11,287
Key Metrics									
TCE / TA	7.1%	6.7%	7.1%	7.0%	6.7%	6.2%	5.9%	6.6%	5.0%
CET 1 Ratio	19.1%	17.6%	18.2%	17.8%	17.0%	15.8%	15.3%	16.1%	12.3%
Total Tier 1 Capital Ratio	19.1%	17.6%	18.2%	17.8%	17.0%	15.8%	15.3%	20.5%	16.5%
Total Capital Ratio	22.3%	19.2%	19.9%	19.9%	19.1%	17.9%	17.6%	22.9%	18.9%

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Appendix

Average Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)

	2018 - Q2			2018 - Q1			2017 - Q2		
Assets	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Cash due from banks, reverse repurchase agreements and short-term investments	$ 2,348.0	$ 7.9	1.36 %	$ 2,173.8	$ 5.0	0.94 %	$ 2,636.9	$ 4.5	0.68%
Investment in securities	4,665.5	31.0	2.67 %	4,574.6	28.6	2.54 %	4,539.2	24.9	2.20%
Trading	*1.2*	—	— %	*1.0*	—	— %	*0.8*	—	—%
AFS	*2,921.9*	*18.1*	*2.48 %*	*3,121.5*	*17.3*	*2.25 %*	*3,312.1*	*16.1*	*1.95%*
HTM	*1,742.4*	*12.9*	*2.98 %*	*1,452.0*	*11.3*	*3.16 %*	*1,226.3*	*8.9*	*2.90%*
Loans	3,957.6	53.7	5.44 %	3,861.2	50.5	5.31 %	3,606.8	46.0	5.11%
Commercial	*1,303.5*	*18.6*	*5.73 %*	*1,221.5*	*16.6*	*5.52 %*	*1,199.6*	*14.7*	4.92%
Consumer	*2,654.1*	*35.1*	*5.30 %*	*2,639.6*	*33.9*	*5.21 %*	*2,407.1*	*31.2*	5.20%
Total interest earning assets	10,971.1	92.7	3.39 %	10,609.5	84.2	3.22 %	10,782.9	75.3	2.80%
Other assets	350.6			325.4			359.5		
Total assets	$ 11,321.8	$ 92.7	3.28 %	$ 10,935.0	$ 84.2	3.12 %	$ 11,142.4	$ 75.3	2.71%
Liabilities									
Interest bearing deposits	$ 7,862.0	$ (3.6)	(0.18)%	$ 7,411.3	$ (2.9)	(0.16)%	$ 7,635.2	$ (2.7)	0.14%
Customer demand deposits	*5,792.8*	*(0.1)*	*(0.01)%*	*5,320.8*	*(0.1)*	*(0.01)%*	*5,634.8*	*(0.3)*	*0.02%*
Customer term deposits	*2,056.3*	*(3.2)*	*(0.63)%*	*2,079.4*	*(2.6)*	*(0.51)%*	*1,991.5*	*(2.4)*	*0.47%*
Deposits from banks	*12.9*	*(0.3)*	*(8.58)%*	*11.1*	*(0.2)*	*(8.82)%*	*8.8*	*(0.1)*	*2.70%*
Securities sold under agreement to repurchase	1.8	—	(1.96)%	1.8	—	(1.96)%	—	—	—%
Long-term debt	130.2	(1.7)	(5.25)%	117.0	(1.3)	(4.66)%	117.0	(1.2)	4.20%
Interest bearing liabilities	7,994.1	(5.3)	(0.27)%	7,530.1	(4.3)	(0.23)%	7,752.2	(3.9)	0.20%
Non-interest bearing customer deposits	2,213.4			2,366.3			2,377.6		
Other liabilities	302.8			256.3			251.1		
Total liabilities	$ 10,510.2	$ (5.3)	(0.20)%	$ 10,152.7	$ (4.3)	(0.17)%	$ 10,380.9	$ (3.9)	0.15%
Shareholders' equity	811.5			782.3			761.5		
Total liabilities and shareholders' equity	$ 11,321.8			$ 10,935.0			$ 11,142.4		
Non-interest bearing funds net of non-interest earning assets (free balance)	$ 2,977.1			$ 3,079.5			$ 3,030.7		
Net interest margin		$ 87.4	3.20 %		$ 79.9	3.05 %		$ 71.5	2.66%

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Appendix

Income Statement Trends

(in millions of US Dollars, unless otherwise indicated)	2018		2017				2016		
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net Interest Income	$ 87.4	$ 79.9	$ 76.1	$ 74.3	$ 71.5	$ 67.9	$ 66.8	$ 65.0	$ 64.3
Non-Interest Income	41.9	39.8	42.4	38.2	38.7	38.5	38.8	36.3	37.9
Prov. for Credit Recovery (Losses)	0.5	1.9	5.4	0.7	(0.5)	0.3	0.9	(0.3)	(5.3)
Non-Interest Expenses*	78.6	77.8	80.8	73.8	75.6	71.2	71.9	77.5	67.0
Other Gains (Losses)	(1.6)	0.4	(2.7)	1.8	2.0	0.2	0.8	0.6	(0.2)
Net Income	$ 49.7	$ 44.2	$ 40.3	$ 41.1	$ 36.1	$ 35.9	$ 35.4	$ 24.0	$ 29.8
Non-Core Items**	$ 2.0	$ 0.8	$ 1.9	$ (0.4)	$ 1.4	$ 2.6	$ 1.7	$ 9.4	$ 2.3
Core Net Income	$ 51.7	$ 45.0	$ 42.2	$ 40.7	$ 37.5	$ 38.5	$ 37.1	$ 33.4	$ 32.1

Key Metrics									
Loan Yield	5.44%	5.31%	5.23%	5.16%	5.11%	4.90%	4.92%	4.75%	4.72%
Securities Yield	2.67	2.54	2.27	2.22	2.20	2.17	1.98	1.91	1.87
Cost of Deposits	0.14	0.12	0.12	0.10	0.11	0.11	0.10	0.11	0.12
Net Interest Margin	3.20	3.05	2.87	2.81	2.66	2.58	2.45	2.39	2.44
Core Efficiency Ratio**	59.0	62.3	65.4	62.8	66.1	63.2	65.6	65.3	61.8
Core ROATCE*	27.6	24.3	22.3	22.2	21.6	23.4	19.3	19.0	20.1
Fee Income Ratio	32.4	32.7	34.2	33.8	35.3	36.1	36.4	35.9	39.1
Fully Diluted Share Count (in millions of common shares)	55.9	55.8	55.6	55.5	55.6	55.2	54.7	49.0	47.3

* Includes income taxes

** See the Appendix for a reconciliation of the non-GAAP measure.

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Appendix Non-Interest Income & Expense Trends (in millions of US Dollars, unless otherwise indicated) 2018 2017 2016 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Non-Interest Income Trust $ 13.2 $ 10.9 $ 11.3 $ 10.9 $ 11.3 $ 11.4 $ 11.5 $ 11.6 $ 10.8 Asset Management 6.2 6.4 6.6 6.3 5.9 5.8 6.0 5.6 5.3 Banking 10.8 10.9 12.0 10.8 10.9 10.0 11.0 9.7 10.0 FX Revenue 8.3 8.2 8.8 7.6 7.5 8.3 7.4 6.5 8.4 Custody & Other Admin. 2.4 2.2 2.2 2.0 1.9 2.0 2.0 2.3 2.3 Other 1.2 1.2 1.4 0.5 1.1 0.9 0.9 0.6 1.0 Total Non-Interest Income $ 41.9 $ 39.8 $ 42.4 $ 38.2 $ 38.7 $ 38.5 $ 38.8 $ 36.3 $ 37.9 Non-Interest Expense Salaries & Benefits* $ 40.9 $ 37.0 $ 42.4 $ 37.4 $ 37.4 $ 36.0 $ 34.2 $ 42.4 $ 32.2 Technology & Comm. 15.1 14.7 14.4 13.2 13.4 12.9 14.5 14.4 14.1 Property 5.3 5.1 4.5 5.1 5.4 4.9 5.5 5.4 5.1 Professional & O/S Services 5.1 9.7 8.0 6.9 6.1 6.2 5.4 4.1 5.4 Indirect Taxes 5.0 4.9 4.7 4.6 4.5 4.2 4.7 4.2 2.8 Intangible Amortization 1.3 1.1 1.1 1.0 1.1 1.0 1.0 1.2 1.3 Marketing 1.4 0.9 1.5 0.9 2.4 1.0 1.7 0.9 1.0 Restructuring — — 0.3 0.4 0.6 0.4 0.5 0.6 0.7 Other 4.1 3.9 3.5 4.0 4.5 4.3 4.4 4.4 4.2 Total Non-Interest Expense $ 78.2 $ 77.4 $ 80.4 $ 73.6 $ 75.3 $ 71.0 $ 71.9 $ 77.3 $ 66.7 Income Taxes 0.3 0.4 0.5 0.2 0.3 0.2 — 0.2 0.2 Total Expense incld. Taxes $ 78.6 $ 77.8 $ 80.8 $ 73.8 $ 75.6 $ 71.2 $ 71.9 $ 77.5 $ 67.0 17 *Includes non-service employee benefits

Appendix Core Non-Interest Expense Trends (in millions of US Dollars, unless otherwise indicated) 2018 2017 2016 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Salaries & Benefits* $ 40.9 $ 37.0 $ 42.2 $ 37.2 $ 37.1 $ 35.9 $ 34.0 $ 33.6 $ 31.5 Technology & Comm. 14.9 14.6 14.3 13.1 13.3 12.8 14.4 14.2 13.8 Property 5.3 5.1 4.5 5.1 5.3 4.9 5.5 5.3 5.0 Professional & O/S Services 4.7 8.1 6.7 5.6 5.7 4.3 5.4 3.9 4.8 Indirect Taxes 5.0 4.9 4.7 4.6 4.5 4.3 3.9 3.9 2.8 Intangible Amortization 1.3 1.1 1.1 1.0 1.1 1.0 1.0 1.2 1.3 Marketing 1.4 0.9 1.5 0.9 2.4 1.0 1.7 0.9 1.0 Other 4.1 3.9 3.5 4.0 4.5 4.2 4.3 4.3 4.2 Total Core Non-Interest Expense $ 77.6 $ 75.6 $ 78.5 $ 71.6 $ 73.9 $ 68.4 $ 70.2 $ 67.3 $ 64.4 Income Taxes 0.3 0.4 0.5 0.2 0.3 0.2 — 0.2 0.2 Total Core Expense incld. Taxes $ 77.9 $ 76.0 $ 78.9 $ 71.8 $ 74.2 $ 68.6 $ 70.2 $ 67.5 $ 64.6 18 *Includes non-service employee benefits

Appendix

Non-GAAP Reconciliation

(in millions of US Dollars, unless otherwise indicated)		2018		2017		
		Q2	Q1	Q4	Q3	Q2
Net income to common shareholders	A	$ 49.7	$ 44.2	$ 40.3	$ 41.1	$ 36.1
Non-core (gains), losses and expenses						
Non-core (gains) losses						
Gain on disposal of a pass-through note investment (formerly a SIV)		(0.1)	(0.9)	—	(2.5)	—
Adjustment to holdback payable for a previous business acquisition		—	—	—	0.1	—
Settlement loss on the de-risking of a defined benefit plan		1.5	—	—	—	—
Total non-core (gains) losses	B	$ 1.4	$ (0.9)	$ —	$ (2.4)	$ —
Non-core expenses						
Early retirement program, redundancies and other non-core compensation costs		—	—	—	0.1	0.1
Tax compliance review costs		0.1	0.1	0.6	0.4	0.7
Business acquisition costs		0.4	1.6	1.0	1.1	—
Restructuring charges and related professional service fees		—	—	0.3	0.4	0.6
Total non-core expenses	C	$ 0.6	$ 1.7	$ 1.9	$ 2.0	$ 1.4
Total non-core (gains), losses and expenses	D=B+C	**2.0**	**0.8**	**1.9**	**(0.4)**	**1.4**
Core net income to common shareholders	E=A+D	$ 51.7	$ 45.0	$ 42.2	$ 40.7	$ 37.5
Average common equity	F	833.5	820.7	809.6	788.9	759.2
Less: average goodwill and intangible assets		(83.0)	(68.4)	(60.9)	(61.3)	(61.6)
Average tangible common equity	G	750.4	752.3	748.7	727.6	697.6
Return on equity	A/F	**23.9%**	**21.8%**	**19.7%**	**20.7%**	**19.0%**
Core return on average tangible common equity	E/G	**27.6%**	**24.3%**	**22.3%**	**22.2%**	**21.6%**
Core earnings per common share fully diluted						
Adjusted weighted average number of diluted common shares (in thousands)	H	55.9	55.8	55.6	55.5	55.6
Earnings per common share fully diluted	A/H	**0.89**	**0.79**	**0.72**	**0.74**	**0.65**
Non-core items per share	D/H	**0.04**	**0.02**	**0.04**	**(0.01)**	**0.02**
Core earnings per common share fully diluted	E/H	**0.93**	**0.81**	**0.76**	**0.73**	**0.67**
Core return on average tangible assets						
Total average assets	I	$ 11,227.8	$ 10,970.9	$ 10,851.0	$ 10,744.8	$ 10,981.8
Less: average goodwill and intangible assets		(83.0)	(68.4)	(60.9)	(61.3)	(61.6)
Average tangible assets	J	$ 11,144.7	$ 10,902.5	$ 10,790.1	$ 10,683.5	$ 10,920.2
Return on average assets	A/I	**1.8%**	**1.6%**	**1.5%**	**1.5%**	**1.3%**
Core return on average tangible assets	E/J	**1.9%**	**1.7%**	**1.6%**	**1.5%**	**1.4%**

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Appendix

Non-GAAP Reconciliation (cont'd)

(in millions of US Dollars, unless otherwise indicated)		2018 Q2	2018 Q1	2017 Q4	2017 Q3	2017 Q2
Tangible equity to tangible assets						
Shareholders' equity		$ 848.6	$ 824.2	$ 822.9	$ 802.4	$ 769.9
Less: goodwill and intangible assets		(77.3)	(90.9)	(60.6)	(61.4)	(61.5)
Tangible total equity	K	771.3	733.4	762.3	741.0	708.4
Less: preference shareholders' equity		—	—	—	—	—
Tangible common equity	L	771.3	733.4	762.3	741.0	708.4
Total assets		11,002.4	10,988.2	10,779.2	10,578.4	10,678.7
Less: goodwill and intangible assets		(77.3)	(90.9)	(60.6)	(61.4)	(61.5)
Tangible assets	M	$ 10,925.1	$ 10,897.4	$ 10,718.6	$ 10,517.0	$ 10,617.2
Tangible common equity to tangible assets	L/M	**7.1%**	**6.7%**	**7.1%**	**7.0%**	**6.7%**
Tangible total equity to tangible assets	K/M	**7.1%**	**6.7%**	**7.1%**	**7.0%**	**6.7%**
Efficiency ratio						
Non-interest expenses		$ 78.2	$ 77.4	$ 80.4	$ 73.6	$ 75.3
Less: Amortization of intangibles		(1.3)	(1.1)	(1.1)	(1.0)	(1.1)
Non-interest expenses before amortization of intangibles	N	76.9	76.3	79.3	72.6	74.2
Non-interest income		41.9	39.8	42.4	38.2	38.7
Net interest income before provision for credit losses		87.4	79.9	76.1	74.3	71.5
Net revenue before provision for credit losses and other gains/losses	O	$ 129.3	$ 119.7	$ 118.4	$ 112.5	$ 110.2
Efficiency ratio	N/O	**59.5%**	**63.8%**	**67.0%**	**64.5%**	**67.4%**
Core efficiency ratio						
Non-interest expenses		$ 78.2	$ 77.4	$ 80.4	$ 73.6	$ 75.3
Less: non-core expenses	(C)	(0.6)	(1.7)	(1.9)	(2.0)	(1.4)
Less: amortization of intangibles		(1.3)	(1.1)	(1.1)	(1.0)	(1.1)
Core non-interest expenses before amortization of intangibles	P	76.3	74.6	77.4	70.6	72.8
Net revenue before provision for credit losses and other gains/losses	Q	129.3	119.7	118.4	112.5	110.2
Core efficiency ratio	P/Q	**59.0%**	**62.3%**	**65.4%**	**62.8%**	**66.1%**

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Appendix Peer Group Our peer group includes the following banks, noted by their ticker symbols: • FRC • SIVB • EWBC • CFR • ASB • WTFC • CBSH • IBKC • UMBF • FHB • BOH • TRMK • IBOC • CBU • BPFH • FFIN • WABC 21